John G. Compton, Ph.D. Dr. Compton has served as Chairman of the Board since July 2016. He has over 30 years of experience in the development and application of molecular biological techniques to answer questions about genetics and epidermal differentiation and has authored more than 80 publications in the field. Dr. Compton served as vice-president of BioReference Laboratories from 2007 to 2013. Previously, Dr. Compton was founder, and served as scientific director and co-president of GeneDx Inc, from 2000 to 2006, the assets of which were acquired by BioReference Laboratories (now part of Opko) in September 2006. Dr. Compton also serves as Mayor of the Town of Washington Grove, MD (2000-2008, 2018-present), on the Board of Directors of Quertle Inc. and chairs the Boards of the non-profit BlackRock Center for the Arts and the Pinkney Center for Science and Technology at Montgomery College Germantown Campus. Dr. Compton holds B.S. degrees in Physics and Biology from the Massachusetts Institute of Technology, received his Ph.D. from the University of California, Berkeley, in Biophysics, and was a Staff Scientist at the NIAMS, National Institutes of Health, Bethesda, from 1991-2000. In 2003, he was awarded the Entrepreneur of the Year award by the Technology Council of Maryland. We believe that Dr. Compton is qualified to serve on our board of directors due to his extensive experience in our industry.